UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)

NATUS MEDICAL INCORPORATED (BABY)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

639050103
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

______________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]Ô.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 207,775 common shares (0.7%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 207,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 207,775; for all reporting persons as a group, 1,301,895 shares (4.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.7%; for all reporting persons as a group 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 832,340 common shares (2.9%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 832,340; for all reporting persons as a group, 1,301,895 shares (4.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 2.9%; for all reporting persons as a group 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The D3 Family Canadian Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 97,940 common shares (0.3%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 97,940; for all reporting persons as a group, 1,301,895 shares (4.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.3%; for all reporting persons as a group 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 163,840 common shares (0.6%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 163,840; for all reporting persons as a group, 1,301,895 shares (4.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.6%; for all reporting persons as a group 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,301,895 shares (4.5%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,301,895 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,301,895; for all reporting persons as a group, 1,301,895 shares (4.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 4.5%; for all reporting persons as a group 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 163,840 common shares (0.6%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,840 common shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 163,840; for all reporting persons as a group, 1,301,895 shares (4.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.6%; for all reporting persons as a group 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,301,895 common shares (4.5%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,301,895
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,301,895; for all reporting persons as a group, 1,301,895 shares (4.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 4.5%; for all reporting persons as a group 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 17 to Schedule 13D (this “Amendment”) amends the below-indicated Items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Natus Medical Incorporated (the “Issuer” or “BABY”) previously filed by or on behalf of the Reporting Persons (as defined below), as previously amended (collectively the “Schedule 13D”), by supplementing such Items with the information below.

The names of the persons filing this Amendment (collectively, the “Reporting Persons”) are:  The D3 Family Fund, L.P. (the “Family Fund”), The D3 Family Bulldog Fund, L.P. (the “Bulldog Fund”), The D3 Family Canadian Fund, L.P. (the “Canadian Fund”), The DIII Offshore Fund, L.P. (the “Offshore Fund”), Nierenberg Investment Management Company, Inc. (“NIMCO”), Nierenberg Investment Management Offshore, Inc. (“NIMO”) and David Nierenberg (“Mr. Nierenberg”).

Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Persons, in the aggregate, beneficially own 1,301,895 shares of Common Stock, constituting approximately 4.5% of the outstanding shares.

(b)           The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 207,775 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 832,340 shares of Common Stock held by the Bulldog Fund.

The Canadian Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 97,940 shares of Common Stock held by the Canadian Fund.

The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 163,840 shares of Common Stock held by the Offshore Fund.

(c)  Since our last Amendment to Schedule 13D the following sales of shares of Common Stock were made by the Reporting Persons named below in open market transactions:

Fund	Trade Date	QTY	Price
D3 Family Bulldog Fund, LP	04/18/2011	400	16.72
D3 Family Fund, LP	04/20/2011	8,200	16.77
D3 Family Bulldog Fund, LP	04/20/2011	32,385	16.77
DIII Offshore Fund, LP	04/20/2011	6,100	16.77
D3 Family Fund, LP	04/21/2011	3,626	16.77
D3 Family Bulldog Fund, LP	04/21/2011	13,981	16.77
D3 Family Canadian Fund, LP	04/21/2011	206	16.77
DIII Offshore Fund, LP	04/21/2011	2,345	16.77
D3 Family Bulldog Fund, LP	04/25/2011	328	16.70
D3 Family Fund, LP	04/26/2011	5,660	16.69
D3 Family Bulldog Fund, LP	04/26/2011	22,005	16.69
D3 Family Canadian Fund, LP	04/26/2011	2,535	16.69
DIII Offshore Fund, LP	04/26/2011	4,239	16.69
D3 Family Fund, LP	04/27/2011	6,868	16.85
D3 Family Bulldog Fund, LP	04/27/2011	27,202	16.85
D3 Family Canadian Fund, LP	04/27/2011	3,112	16.85
DIII Offshore Fund, LP	04/27/2011	5,059	16.85
D3 Family Fund, LP	04/28/2011	6,390	17.10
D3 Family Bulldog Fund, LP	04/28/2011	25,480	17.10
D3 Family Canadian Fund, LP	04/28/2011	3,140	17.10
DIII Offshore Fund, LP	04/28/2011	4,270	17.10
D3 Family Fund, LP	04/29/2011	8,050	17.03
D3 Family Bulldog Fund, LP	04/29/2011	32,000	17.03
D3 Family Canadian Fund, LP	04/29/2011	3,790	17.03
DIII Offshore Fund, LP	04/29/2011	6,176	17.03
D3 Family Fund, LP	05/02/2011	12,355	17.18
D3 Family Bulldog Fund, LP	05/02/2011	49,830	17.18
D3 Family Canadian Fund, LP	05/02/2011	6,025	17.18
DIII Offshore Fund, LP	05/02/2011	9,672	17.18
D3 Family Fund, LP	05/03/2011	27,597	17.22
D3 Family Bulldog Fund, LP	05/03/2011	111,075	17.22
D3 Family Canadian Fund, LP	05/03/2011	13,183	17.22
DIII Offshore Fund, LP	05/03/2011	20,263	17.22

(e).  The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock on May 3, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                                                                                        D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., and D3 Family Canadian Fund, L.P.

                                                                                                     By:  Nierenberg Investment Management Company, Inc.

                                                                                                       Its:   General Partner
May 4, 2011                                                                                 By: /s/ David Nierenberg
-------------------------                                                                    -------------------------------------------------
                                                                                                                     David Nierenberg, President

                                                                                                        DIII Offshore Fund, L.P.

                                                                                                     By:  Nierenberg Investment Management Offshore, Inc.

                                                                                                       Its:   General Partner
May 4, 2011                                                                                 By: /s/ David Nierenberg
-------------------------                                                                    -------------------------------------------------
                                                                                                                     David Nierenberg, President

                                                                                                    Nierenberg Investment Management Company, Inc.

May 4, 2011                                                                                  By: /s/ David Nierenberg
-------------------------                                                                    -------------------------------------------------
                                                                                                                      David Nierenberg, President

                                                                                                     Nierenberg Investment Management Offshore, Inc.

May 4, 2011                                                                                  By: /s/ David Nierenberg
-------------------------                                                                    -------------------------------------------------
                                                                                                                      David Nierenberg, President

May 4, 2011                                                                                 /s/ David Nierenberg
-------------------------                                                                    ----------------------------
                                                                                                              David Nierenberg